Exhibit 99.1

Press release

Biophytis announces its participation in the BIO International
Convention from June 16 to 19

Paris, France, Cambridge (Massachusetts, USA), 04th June 2025 – 7:00 AM – Biophytis SA (Euronext Growth Paris: ALBPS) (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in the development of treatments for age-related diseases, today announces its participation to the BIO International Convention, which will take place this year in Boston, USA, from June 16 to 19, 2025.

Edouard Bieth, Chief Strategy Officer at Biophytis, will be present and will take part in numerous meetings throughout the Convention. The goal is to present the Company’s latest developments, particularly regarding its drug candidate BIO101, including its Phase 2 OBA study in obesity.

This will also be an opportunity to engage with many international pharmaceutical players and explore potential research or commercialization partnerships.

About the BIO International Convention

The BIO International Convention is the largest event dedicated to biotechnology. It brings together the entire biotech ecosystem, with 20,000 industry leaders from around the world. The convention aims to unite public pharmaceutical companies, biotech startups, academic institutions, non-profit organizations, government agencies, as well as researchers, business development professionals, and investors.

For more information see here.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

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Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

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